AMG FUNDS IV

AMENDED AND RESTATED MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

AMG Funds IV, formerly Aston Funds (the “Trust”), hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), which sets forth the separate rights, distribution and service arrangements and allocations with respect to each of the classes of shares of the series of the Trust.

Shares of each class will represent an interest in the same portfolio of investments of a series of the Trust and shall have the same rights and obligations as to each other class, except as otherwise set forth herein.

Distribution and Service Arrangements

Class N:   Class N shares will not be subject to an initial sales charge or a contingent deferred sales charge. Class N shares will have a Rule 12b-1 fee with a maximum annual fee of 0.25% of average daily net assets. Class N Shares may be subject to shareholder service fees, as approved by the Board of Trustees of the Trust from time to time. Class N shares will be offered to investors with a minimum initial investment as described in the Prospectus from time to time.

Class I:     Class I shares will not be subject to an initial sales charge, a contingent deferred sales charge or a Rule 12b-1 fee. Class I Shares may be subject to shareholder service fees, as approved by the Board of Trustees of the Trust from time to time. Class I shares will be offered to investors with a minimum initial investment as may be provided in the Prospectus from time to time.

Class R:   Class R shares will not be subject to an initial sales charge or a contingent deferred sales charge. Class R shares will have a Rule 12b-1 fee with a maximum annual fee of 0.50% of average daily net assets. Class R Shares may be subject to shareholder service fees, as approved by the Board of Trustees of the Trust from time to time. Class R shares will be offered to investors with a minimum initial investment as may be provided in the Prospectus from time to time.

Voting Rights

Each class will have exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution plan, if any, and will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from those of any other class.

Expense Allocation

Expenses attributable to the Trust, and not to a particular series, will be borne by each class on the basis of the relative aggregate net assets of the series. Expenses that are attributable to a particular series, but not to a particular class thereof, will be borne by each class of such series on the basis of relative net assets of the classes.

The Trust will allocate to each class of shares of a series of the Trust distribution and service fee payments associated with a Rule 12b-1 plan for a particular class of shares and any other costs relating to implementing or amending such plan (including obtaining shareholder approval of such plan or any amendment thereto).

The Trust may allocate other fees and expenses, not including advisory or custodial fees or other expenses related to the management of the Trust’s assets, to a particular class of shares of a series of the Trust (to the extent such fees and expenses can be readily identified as relating to the particular class of shares) where such other fees and expenses are actually incurred in a different amount by the class, or where they relate to a different kind or degree of services provided to the class.

The investment adviser or other service provider may waive or reimburse the fees and expenses of a series or a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.

Income and Gain/Loss Allocations

Income, realized gains and losses, and unrealized appreciation and depreciation will be allocated to each class on the basis of the net assets of that class in relation to the net assets of the series.

Dividends and Distributions

Dividends and other distributions paid by a series of the Trust to each class of shares, to the extent that any dividends are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that the amount of the dividends and other distributions declared and paid with respect to a particular class may be different from that paid by another class generally only because of different expenses borne by each class.

Exchanges and Conversions

Shares of any series of the Trust will be exchangeable with shares of the same class of shares of another series of the Trust, to the extent such shares are available, or with shares of a third-party money market fund, to the extent exchanges of shares of a third-party money market fund are offered to shareholders of a series of the Trust. Exchanges will comply with all applicable provisions of Rule 11a-3 under the 1940 Act.

Generally, shares will not convert automatically into shares of another class. However, if an investor in Class I shares of a particular series falls below the minimum initial investment required, the shares may be converted to Class N shares of the same series. Conversely, if an investor in Class N shares meets the minimum initial investment for Class I shares, the shares may be converted to Class I shares upon the shareholder’s request.

General

On an ongoing basis, the Board of Trustees, pursuant to its fudiciary responsibilities under the 1940 Act and otherwise, will monitor each series for the existence of any material conflicts among the interests of its several classes. The Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust, as defined in the 1940 Act, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. The investment adviser will be responsible for reporting any potential or existing conflicts to the Board of Trustees.

Any material amendment to this Plan must be approved by a majority of the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust, as defined in the 1940 Act.

Amended and Restated: October 1, 2016

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